                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                            Z-TEL TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    988792107
                                 (CUSIP Number)

                                  JEFFREY KUPOR
                  601 SOUTH HARBOUR ISLAND BOULEVARD, SUITE 220
                              TAMPA, FLORIDA 33602
                                 (813) 233-4609
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 August 3, 2001
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                (Page 1 of 13 Pages)

-------------------------                              -------------------------
CUSIP No.     988792107                                Page 2 of 13 pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      D. GREGORY SMITH
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)    [_]
                                                                      (b)    [_]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source Of Funds (See Instructions)

      PF
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) Or 2(e)                                                     [_]

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA
--------------------------------------------------------------------------------
                                    7      Sole Voting Power
                                           4,814,232
            Number of               --------------------------------------------
             Shares                 8      Shared Voting Power
          Beneficially                     5,500,000
         Owned By Each              --------------------------------------------
           Reporting                9      Sole Dispositive Power
             Person                        4,814,232
              With                  --------------------------------------------
                                    10     Shared Dispositive Power
                                           5,500,000
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      10,314,232
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [_]

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      27.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

-------------------------                              -------------------------
CUSIP No.     988792107                                Page 3 of 13 pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      G/CJ INVESTMENTS, INC.
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)    [_]
                                                                      (b)    [_]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source Of Funds (See Instructions)

      NOT APPLICABLE
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) Or 2(e)                                                     [_]

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      DELAWARE
--------------------------------------------------------------------------------
                                    7      Sole Voting Power
                                           0
            Number of               --------------------------------------------
             Shares                 8      Shared Voting Power
          Beneficially                     5,500,000
         Owned By Each              --------------------------------------------
           Reporting                9      Sole Dispositive Power
             Person                        0
              With                  --------------------------------------------
                                    10     Shared Dispositive Power
                                           5,500,000
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,500,000
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [_]

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      16.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

-------------------------                              -------------------------
CUSIP No.     988792107                                Page 4 of 13 pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      G/CJ INVESTMENTS, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)    [_]
                                                                      (b)    [_]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source Of Funds (See Instructions)

      NOT APPLICABLE
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) Or 2(e)                                                     [_]

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      DELAWARE
--------------------------------------------------------------------------------
                                    7      Sole Voting Power
                                           0
            Number of               --------------------------------------------
             Shares                 8      Shared Voting Power
          Beneficially                     5,472,500
         Owned By Each              --------------------------------------------
           Reporting                9      Sole Dispositive Power
             Person                        0
              With                  --------------------------------------------
                                    10     Shared Dispositive Power
                                           5,472,500
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,472,500
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [_]

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      16.1%
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      PN
--------------------------------------------------------------------------------

-------------------------                              -------------------------
CUSIP No.     988792107                                Page 5 of 13 pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      CAROL JANE SMITH
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)    [_]
                                                                      (b)    [_]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source Of Funds (See Instructions)

      NOT APPLICABLE
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) Or 2(e)                                                     [_]

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA
--------------------------------------------------------------------------------
                                    7      Sole Voting Power
                                           0
            Number of               --------------------------------------------
             Shares                 8      Shared Voting Power
          Beneficially                     5,500,000
         Owned By Each              --------------------------------------------
           Reporting                9      Sole Dispositive Power
             Person                        0
              With                  --------------------------------------------
                                    10     Shared Dispositive Power
                                           5,500,000
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,500,000
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [_]

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      16.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

SCHEDULE 13G                                                 Page 6 of 13 pages

This Amendment No. 1 ("Amendment No. 1") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on July 24, 2001 (the "Original 13D"), relating to the common stock, par value $.01 per share (the "Common Stock"), issued by Z-Tel Technologies, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original 13D.

Item 1.  SECURITY AND ISSUER.

No Change.

Item 2.  IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety as follows:

(a), (b), (c) and (f).

The persons filing this Statement (the "Reporting Persons") are (1) D. Gregory Smith, an individual, (2) G/CJ Investments, Inc., a Delaware corporation ("G/CJ Corporation"), (3) G/CJ Investments, L.P., a Delaware limited partnership ("G/CJ Partnership"), and (4) Carol Jane Smith, an individual.

The Reporting Persons previously filed a Statement on Schedule 13G on or about February 14, 2000, an amended Statement on Schedule 13G on or about February 14, 2001 (together, the "13G"), and the Original 13D with respect to their beneficial ownership of Common Stock.

As further described below, (1) on July 2, 2001, D. Gregory Smith acquired, directly from the Company, a warrant (the "Series G Warrant") to purchase up to 480,000 shares of Common Stock (subject to adjustment as described therein), which Series G Warrant was issued pursuant to, and in consideration for D. Gregory Smith's entering into, a Stock and Warrant Purchase Agreement (the "Series G Investment Agreement") dated as of July 2, 2001 between the Company and certain investors, including D. Gregory Smith, (2) on July 5, 2001, D. Gregory Smith purchased, directly from the Company, pursuant to the Series G Investment Agreement, 12.8 shares of the Company's 12% Junior Redeemable Convertible Preferred Stock, Series G, par value $.01 per share (the "Series G Preferred Stock"), convertible as of such date into 640,000 shares of Common Stock (subject to adjustment as described in the Certificate of Designation for the Series G Preferred Stock ("Series G Certificate of Designation")), and paid the Company with respect thereto $1,280,000 in cash from his personal funds, (3) on August 3, 2001, D. Gregory Smith purchased, directly from the Company, pursuant to the Series G Investment Agreement, 15.2 shares of Series G Preferred Stock and paid the Company with respect thereto $1,520,000 in cash from his personal funds, and (4) in connection with the issuance by the Company of shares of Series G Preferred Stock on August 3, 2001, and pursuant to the terms of the Series G Investment Agreement, the conversion price for all shares of Series G Preferred Stock was adjusted such that all shares of Series G Preferred Stock beneficially owned by D. Gregory Smith were, as of August 3, 2001, convertible into approximately 1,878,438 shares of Common Stock (subject to adjustment as described in the Series G Certificate of Designation). Because of such acquisitions, the Reporting Persons have determined it is appropriate to file this Statement.

D. Gregory Smith is the President, Chief Executive Officer and Chairman of the Board of the Company. His business address is 601 South Harbor Island Boulevard, Suite 220, Tampa, Florida 33602. He is a citizen of the United States.

G/CJ Corporation's principal business is serving as general partner of G/CJ Partnership. G/CJ Corporation's business address is 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801. D. Gregory Smith owns 50% of the common stock, is President and Treasurer, and is a director of G/CJ Corporation. Carol Jane Smith owns 50% of the common stock, is a Vice President and Secretary, and also is a director of G/CJ Corporation. D. Gregory Smith and Carol Jane Smith are the only stockholders, directors and executive officers of G/CJ Corporation. As a result of the facts set forth above, each of D. Gregory Smith and Carol Jane Smith may be deemed to be a beneficial owner of all the shares of Common Stock held or deemed to be beneficially owned by G/CJ Corporation.

G/CJ Partnership's principal business is holding for investment certain assets indirectly owned or controlled by D. Gregory Smith and Carol Jane Smith. G/CJ Partnership's business address is 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801. G/CJ Corporation is the sole general partner of G/CJ Partnership. As a result of the facts set forth above, each of D. Gregory Smith, Carol Jane Smith, and G/CJ Corporation may be deemed to be a beneficial owner of all the shares of Common Stock held or deemed to be beneficially owned by G/CJ Partnership.

SCHEDULE 13G                                                 Page 7 of 13 pages

Carol Jane Smith is not employed. Carol Jane Smith is not a director, officer or employee of the Company. Her residence address is 1907 Oakmont Avenue, Tampa, FL, 33629. Carol Jane Smith is the spouse of D. Gregory Smith. Carol Jane Smith is a citizen of the United States.

(d) and (e).

During the last five years, none of the above named persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by the addition of the following:

On August 3, 2001, D. Gregory Smith purchased, directly from the Company, pursuant to the Series G Investment Agreement, 15.2 shares of Series G Preferred Stock and paid the Company with respect thereto $1,520,000 in cash from his personal funds. In connection with the issuance by the Company of such shares, and pursuant to the terms of the Series G Investment Agreement, the conversion price for all shares of Series G Preferred Stock was adjusted such that all shares of Series G Preferred Stock beneficially owned by D. Gregory Smith were, as of August 3, 2001, convertible into approximately 1,878,438 shares of Common Stock (subject to adjustment as described in the Series G Certificate of Designation).

Item 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by the addition of the following:

On August 3, 2001, D. Gregory Smith purchased, directly from the Company, pursuant to the Series G Investment Agreement, 15.2 shares of Series G Preferred Stock and paid the Company with respect thereto $1,520,000 in cash from his personal funds. In connection with the issuance by the Company of such shares, and pursuant to the terms of the Series G Investment Agreement, the conversion price for all shares of Series G Preferred Stock was adjusted such that all shares of Series G Preferred Stock beneficially owned by D. Gregory Smith were, as of August 3, 2001, convertible into approximately 1,878,438 shares of Common Stock (subject to adjustment as described in the Series G Certificate of Designation).

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)

G/CJ Partnership is the record owner of 5,472,500 shares of Common Stock, representing approximately 16.1% of the shares of Common Stock issued and outstanding. As indicated in Item 2 of this Statement, G/CJ Corporation, D. Gregory Smith and Carol Jane Smith may be deemed to beneficially own such shares and all of such persons share both the power to vote or to direct the vote, and the power to dispose or to direct the disposition, of such shares.

G/CJ Corporation is the record owner of 27,500 shares of Common Stock, which, along with the shares of Common Stock owned by G/CJ Partnership, represents approximately 16.2% of the shares of Common Stock issued and outstanding. As indicated in Item 2 of this Statement, D. Gregory Smith and Carol Jane Smith may be deemed to beneficially own such shares and all of such persons share both the power to vote or to direct the vote, and the power to dispose or to direct the disposition, of such shares.

D. Gregory Smith is the record owner of 1,860,800 shares of Common Stock, 28 shares of Series G Preferred Stock convertible as of August 3, 2001 into approximately 1,878,438 shares of Common Stock (subject to adjustment as described in the Series G Certificate of Designation), and warrants and options exercisable within 60 days of the date of this Statement pursuant to which D. Gregory Smith could acquire up to an additional 1,074,994 shares of Common Stock (subject to adjustment as provided in such warrants and options and related documents), which, along with the shares of Common Stock owned by G/CJ Partnership and G/CJ Corporation, represents in the aggregate approximately 27.9% of the shares of Common Stock issued and outstanding. The foregoing does not include shares subject to options granted to D. Gregory Smith but not exercisable within 60 days of the date hereof.

SCHEDULE 13G                                                 Page 8 of 13 pages

Carol Jane Smith does not own of record any securities of the Company, but may be deemed to beneficially own, and to share both the power to vote or to direct the vote, and the power to dispose or to direct the disposition, of the shares beneficially owned by G/CJ Partnership and G/CJ Corporation, amounting to 5,500,000 shares of Common Stock, which represents in the aggregate approximately 16.2% of the shares of Common Stock issued and outstanding.

Any indications in this Statement of the percentage of the Company's outstanding Common Stock beneficially owned by any Reporting Person is based on there being 34,036,466 shares of Common Stock outstanding as of July 2, 2001, July 5,
2001 and August 3, 2001, the dates of the acquisitions by D. Gregory Smith giving rise to the obligation to file this Statement, as represented and warranted by the Company in the Series G Investment Agreement.

(c)

On May 17, 2001, D. Gregory Smith purchased 15,000 shares of Common Stock in the open market for an aggregate purchase price of $33,750, or approximately $2.25 per share.

On July 2, 2001, D. Gregory Smith acquired Series G Warrant, which was issued pursuant to, and in consideration for D. Gregory Smith's entering into the Series G Investment Agreement.

On July 5, 2001, D. Gregory Smith purchased, directly from the Company, pursuant to the Series G Investment Agreement, 12.8 shares of the Series G Preferred Stock, convertible as of such date into 640,000 shares of Common Stock (subject to adjustment as described in the Series G Certificate of Designation), and paid the Company with respect thereto $1,280,000 in cash from his personal funds.

On August 3, 2001, D. Gregory Smith purchased, directly from the Company, pursuant to the Series G Investment Agreement, 15.2 shares of Series G Preferred Stock and paid the Company with respect thereto $1,520,000 in cash from his personal funds. In connection with the issuance by the Company of such shares, and pursuant to the terms of the Series G Investment Agreement, the conversion price for all shares of Series G Preferred Stock was adjusted such that all shares of Series G Preferred Stock beneficially owned by D. Gregory Smith were, as of August 3, 2001, convertible into approximately 1,878,438 shares of Common Stock (subject to adjustment as described in the Series G Certificate of Designation).

The Series G Preferred Stock accrues dividends at rate of 12% per annum. Such dividends accrue quarterly and are convertible into Common Stock by the holders of the Series G Preferred Stock at the conversion price of such shares in effect on the date of conversion. The number of shares into which the Series G Preferred Stock may be converted prior to the Company's obtaining certain approvals from its stockholders is subject to the Conversion Limit described in
Section 8(l) of the Series G Certificate of Designation.

In connection with the Series G Investment Agreement, the investors purchasing shares of Series G Preferred Stock and two subsidiaries of the Company entered into a Backup Purchase Agreement dated as of July 2, 2001 (the "Backup Purchase Agreement"), providing for the purchase by such subsidiaries, at the option of such investors, of the outstanding shares of Series G Preferred Stock upon the occurrence of certain defaults with respect to the Series G Preferred Stock.

In connection with the Series G Investment Agreement, certain investors purchasing shares of Series G Preferred Stock and the Company entered into a Registration Rights Agreement dated as of July 2, 2001 (the "Registration Rights Agreement"). The Registration Rights Agreement gives D. Gregory Smith, among other things, the right, on the terms and conditions set forth therein, to require the Company to register for sale to the public the shares of Common Stock issued upon the conversion of the Series G Preferred Stock, the exercise of the Series G Warrant and any other shares of Common stock held by Smith.

Except as set forth above, no Reporting Person beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMMON STOCK OF THE ISSUER.

No Change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS TO THIS AMENDMENT NO. 1.

SCHEDULE 13G                                                 Page 9 of 13 pages

Exhibits 1 through 8 to the Original 13D are incorporated herein by reference.

         9.       Joint Filing Agreement among the Reporting Persons.

SCHEDULE 13G                                                 Page 10 of 13 pages

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 2001


                                           /s/ D. Gregory Smith
                                           --------------------------------
                                              D. GREGORY SMITH

                                           G/CJ INVESTMENTS, INC.



                                           By: /s/ D. Gregory Smith
                                               --------------------------------
                                                 D. Gregory Smith, President

                                           G/CJ INVESTMENTS, L.P.
                                           By: G/CJ Investments, Inc.
                                               General Partner



                                               By: /s/ D. Gregory Smith
                                                   ----------------------------
                                                   D. Gregory Smith, President


                                           /s/ Carol Jane Smith
                                           --------------------------------
                                              CAROL JANE SMITH

                                INDEX TO EXHIBITS

      EXHIBIT     DESCRIPTION
      -------     -----------
Exhibits 1 through 8 to the Original 13D are incorporated herein by reference.

         9.       Joint Filing Agreement among the Reporting Persons.